July 19, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	John B. Sanfilippo & Son, Inc.
Form 10-K for the Fiscal Year Ended June 28, 2012
Filed August 30, 2012
Comment Letter Dated April 11, 2013
Response Letter Dated May 8, 2013
Comment Letter Dated July 5, 2013
File No. 0-19681

Dear Mr. Schwall:

This letter sets forth the responses of John B. Sanfilippo & Son, Inc. (the “Company”) to the comments contained in your letter, dated July 5, 2013, regarding the Company’s Form 10-K for the fiscal year ended June 28, 2012 (the “10-K”) filed with the Securities and Exchange Commission (the “Commission”) on August 30, 2012 and the Company’s response letter dated May 8, 2013. The comments of the Commission are set forth in the bold and italicized text below and the Company’s responses are set forth in the text beneath each Commission comment.

Form 10-K for the Fiscal Year Ended June 28, 2012

Item 1 — Business, page 1

Narrative Description of Business, page 2

(vii) Raw Materials and Supplies, page 4

1.	Commission Comment: We note your response to prior comment two indicates that recent filings have emphasized Fisher as part of your strategic plan. We further note the discussion of your strategic plan on page 11 of the Form 10-Q for the period ended September 27, 2012 which specifies that the profit margins for private brand products are typically lower than they are for branded products and that you expect to emphasize the brand name portion of your business. This disclosure also specifies that you expect to continue to be able to devote more funds in the remainder of fiscal 2013 and beyond to promote and advertise Fisher brand products. As such, please tell us the following:

•	Who approved your strategic plan and is responsible for making related changes as market conditions evolve?

Company Response: Every three years senior management of the Company develops the Company’s strategic plan to grow sales: (1) of branded products; (2) of private brand products at key customers; and (3) with specific customers in each of the Company’s distribution channels. The development process includes the establishment of various action plans to achieve the strategic plan’s growth objectives (the “Action Plans”). The strategic plan is submitted to the Company’s three chief operating decision makers (the “CODM”) for consideration and ultimate approval.

The CODM is responsible for approving changes to the strategic plan as market conditions evolve. The CODM meets quarterly to discuss various matters related to the strategic plan, including assessing the Company’s progress in executing the Action Plans.

•	How do you assess the performance of your strategic planning and specify the measures of profitability used in such assessment?

Company Response: The strategic plan consists of three primary objectives, and the Company’s resources are primarily focused on those objectives in order to drive the Company’s overall growth. The primary objectives are to: (1) grow sales and sales pound volume for the Company’s branded products in the consumer distribution channel; (2) expand globally; and (3) provide integrated nut solutions to further grow business at existing key customers in each distribution channel (collectively, the “Plan Objectives”).

As mentioned above, the CODM meets quarterly to assess the strategic plan’s performance by reviewing the impact of the executed Action Plans on specific key measurements. The CODM evaluates each objective of the strategic plan’s performance based upon Company-wide consolidated operating results. The key measurements in such evaluation include among others noted in the next bullet response: (1) Company-wide gross sales and pound volume growth at existing customers; (2) market share growth for branded products; and (3) obtaining new customers. Because the strategic plan’s objectives are meant to generate top line sales growth, profitability measures are not typically used when assessing the performance of the strategic plan as a whole or the performance of Action Plans. To the extent there is a discussion of profitability, it is limited to gross profit (or gross profit before manufacturing variances) for the entire Company – and not various subcomponents such as branded products.

•	How much of your advertising and marketing budget is allocated to branded products as compared to non-branded products?

Company Response: There is no allocation between branded products and any other products, including private brand products, because there is no significant advertising spending required for private brand products or for the commercial ingredients, export and contract packaging distribution channels. In respect to private brand products, since retailers own private brands, the retailers fund and manage all advertising and marketing spending for those brands. The Company will disclose in future filings that all advertising is related only to branded products sold in the consumer distribution channel.

The Company’s senior marketing management develops the advertising and marketing budget through identifying the expenditures that it believes are necessary to support existing branded business with retailers and consumers and to achieve growth objectives of the strategic plan. The budget is then benchmarked against competitive and historical spending levels. The budget is subject to approval by the CODM.

The primary objective of the recently increased advertising and marketing spending on branded products was to convince potential new retailer customers that the Company was prepared to support the Fisher brand as one of several key action plans to gain new Fisher customers. The second objective of the increase in spending was to put the Company in a position to make a compelling case with existing retailer customers to increase the number of Fisher items that they carry. Since the main objective of the increase in advertising and marketing spending is to increase Fisher distribution, the CODM only monitors sales and volume measures to assess the effectiveness of the advertising and marketing spending. For example, the Company utilizes market research, such as Nielsen category data, to track the effectiveness of its advertising and marketing expenditures. The key measures that the CODM monitors periodically from market research are: (1) the number of items placed with new customers, (2) changes in item velocity at existing customers; (3) changes in market share, and (4) changes in All Commodity Volume, which is a measure of a brand’s availability in the marketplace. The CODM also monitors internally generated information showing changes in total Fisher recipe and total Fisher snack nut gross sales and pound volume to further monitor the effectiveness of advertising and marketing spending on branded products. However, the CODM does not receive information about the level of actual profitability of branded products.

•	The involvement of your CODM in the strategic plan process and evaluation?

Company Response: Please see the response to the first bulleted question regarding the CODM’s involvement in the strategic plan process. Please see the response to the second bulleted question regarding the CODM’s involvement in the strategic plan evaluation.

As discussed in the Company’s previous response letter, the CODM evaluates performance and makes resource allocation decisions at the Company-wide level.

•	The involvement of your CODM in decisions regarding the allocation of advertising and marketing expenditures?

Company Response: As discussed in the response to the third bulleted question, there is no allocation of the advertising and marketing expenditures.

2.	Commission Comment: Your response to prior comment two also explains that you evaluate performance and allocate resources based on company-wide consolidated results. However, it appears from your Form 10-Q for the period ended September 27, 2012 that you expect to emphasize the brand name portion of your business because profit margins for private brand products are typically lower than they are for branded products. Please reconcile the apparent inconsistency between these two statements.

Company Response:

The Company’s description of private brand products and branded products only applies to the Company’s consumer distribution channel. The Company’s private brand and branded products are essentially identical in respect to raw materials, processes and packaging, and consequently, their respective standard costs are essentially the same. Our selling price on branded products is higher than our selling price on non branded products, and accordingly, we have higher standard gross margin on branded products. We recognize that investors may want to understand the revenue trends in branded products. Accordingly, in future filings, starting with the year ended June 27, 2013, we will indicate in Note 14 the approximate amount of the consumer distribution channel revenue that is attributable to branded products.

The statement regarding the profitability of Fisher brand products and private brand products was not intended to explain the reason for the Company’s emphasis on the branded portion of our business, but rather it was included in the disclosure to remind investors that while revenue has increased from a shift in consumer preferences to private brand products, overall profitability will not increase in a linear manner since gross margins are lower on private brand products.

As a result of the higher pricing structure for Fisher brand products and the fact that their respective standard costs between branded products and private brand products are essentially the same, the Company knows inherently that Fisher brand products typically have higher profit margins than the profit margins for the Company’s private brand products. This is typical in the food and beverage industry. Consequently, it is not necessary for the CODM to review profitability measures for branded and private brand products on a regular basis to allocate resources.

More importantly, the Company does not prepare information that presents a measure of profitability between branded products and private brand products – that is, there is no report that is prepared that includes operating income or even actual gross margin of branded or private brand products. Accordingly, we believe that branded products and private brand products are not segments of business as defined by FASB ASC 280.

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We thank the staff for its courtesies. If you have any questions regarding this letter, please do not hesitate to call me at (847) 214-4509.

Sincerely,

/s/ Michael Valentine
Michael Valentine
Chief Financial Officer

CC:

John Cannarella

Mark Wojciechowski

Caroline Kim

Timothy Levenberg

Securities and Exchange Commission

Jeffrey Sanfilippo

Jasper Sanfilippo, Jr.

John B. Sanfilippo & Son, Inc.

Jerry Burgdoerfer

William Tolbert

Elaine Wolff

Jenner & Block LLP

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